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SEC
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FEB 25 2010

Washington, DC
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10025796

SECURITI... N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transatlantic Securities Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, Suite 2200
(No. and Street)

Montreal (City) — Quebec (Canada) (State) — H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey — (514) 847-7638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornthon
(Name – *if individual, state last, first, middle name*)

600 De la Gauchetiere West, Suite 1900, Montreal, Quebec, Canada H3B 4L8
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transatlantic Securities Company, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMISSAIRE À L'ASSERMENTATION
NICOLE LEDUC
#152 519
TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Signature

President/CEO/CFO
Title

Nicole Leduc
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transatlantic Securities Company, Limited Partnership

Condensed Balance Sheet
December 31, 2009

Raymond Chabot
Grant Thornton

Independent Auditors' Report on the Condensed Balance Sheet

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the General Partner of
Transatlantic Securities Company,
Limited Partnership

We have audited, in accordance with auditing principles generally accepted in the United States of America, the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2009 and the related statements of earnings and comprehensive income, capital and cash flows for the year then ended; and in our report dated January 29, 2010, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed balance sheet is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

Raymond Chabot Grant Thornton LLP[1]

Montréal, January 29, 2010

---

[1] Chartered accountant auditor permit no. 7023

Transatlantic Securities Company, Limited Partnership
Condensed Balance Sheet

December 31, 2009
(In U.S. dollars)

	2009	2008
	$	$
ASSETS		
Current assets		
Cash	**2,765,372**	1,826,073
Receivables from clients, without interest	**78,425**	
Receivables from the Limited Partner and a company under common control, without interest		50,279
Other accounts receivable and prepaid expenses	**54,913**	95,572
	2,898,710	1,971,924
Investment in Lombard Odier Darier Hentsch Services Inc., at cost		2,026,993
Investments and deposits with clearing organizations	**829,238**	831,033
	3,727,948	4,829,950
LIABILITIES		
Current liabilities		
Payables to brokers, without interest	**77,250**	
Payables to the Limited Partner and a company under common control, without interest	**96,065**	99,985
Other accounts payable and accrued liabilities	**63,407**	69,175
	236,722	169,160
PARTNERS' EQUITY		
Capital		
Capital investment	**2,700,000**	200,000
Current accounts	**791,226**	4,460,790
	3,491,226	4,660,790
	3,727,948	4,829,950

Note: The Limited Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital, by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As at December 31, 2009, net capital amounts to $3,400,462 and the aggregate indebtedness amounts to $236,721.

On behalf of the Board of Directors of Transatlantic Securities Limited in its capacity as General Partner,

Robert Dorey

Director

Raymond Chabot Grant Thornton

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of Transatlantic Securities Limited
in its capacity as General Partner of
Transatlantic Securities Company, Limited Partnership

We have audited the accompanying financial statements of Transatlantic Securities Company, Limited Partnership as of and for the year ended December 31, 2009 and have issued our report thereon dated January 29, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP[1]

Montreal, Canada
January 29, 2010

[1] Chartered accountant auditor permit no. 7023

Transatlantic Securities Company, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009 **Schedule I**

Net capital			
Total ownership equity stockholder's equity		$	3 491 227
Substract nonallowable assets			
Securities owned not readily marketable	$ 9 238		
Prepaid expenses	37 753		
Other accounts receivables	17 160		64 151
Deductions and/or charges			
Haircut on canadian Cash	14 726		
Insurance	11 888		26 614
Net capital		$	3 400 462
Aggregate indebtedness			
Payable to brokers or dealers and clearing organizations			
Clearing organizations: Other			77 250
Accounts payable and accrued liabilities			159 471
Total aggregate indebtedness		$	236 721
Minimum net capital		$	100 000
Excess net capital		$	3 300 462
Ratio - Aggregate indebtedness to net capital			6.96%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no differences between the amounts presented above and the amounts reported in the December 31, 2009 FOCUS report as filed

Transatlantic Securities Company, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2009 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

Raymond Chabot Grant Thornton

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of Transatlantic Securities Limited
in its capacity as General Partner of
Transatlantic Securities Company, Limited Partnership

In planning and performing our audit of the financial statements of Transatlantic Securities Company, Limited Partnership (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, excluding consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and for the determining compliance with the exemptive provision of Rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

As of December 31, 2009, Transatlantic Securities Company, Limited Partnership is exempt from Rule 15C3-3 under paragraph K-2(a) because the Company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Montreal, Canada
January 29, 2010

[1] Chartered accountant auditor permit no. 7023

Raymond Chabot Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of Transatlantic Securities Limited
in its capacity as General Partner of
Transatlantic Securities Company, Limited Partnership

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Transatlantic Securities Company, Limited Partnership and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Transatlantic Securities Company, Limited Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Transatlantic Securities Company, Limited Partnership's management is responsible for the Transatlantic Securities Company, Limited Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SICP-7T with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Chartered Accountants

Montreal, Canada
January 29, 2010

[1] Chartered accountant auditor permit no. 7023